

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2011

<u>Via E-mail</u>
Mr. Michael S. Poteshman
Chief Financial Officer
Tupperware Brands Corp.
14901 South Orange Blossom Trail
Orlando, FL 32837

     Re: **Tupperware Brands Corp.**
               Form 10-K for the Year Ended December 25, 2010
               Filed February 22, 2011
               Form 8-K Filed November 1, 2011
               File No. 1-11657

Dear Mr. Poteshman:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 25, 2010</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Overview, page 15</u>

1. In circumstances where there is more than one business reason for the changes in the various line items, you should quantify the incremental impact of each individual business reason on the overall change in the line item. As one example, you indicate that the increase in gross margin was due to higher sales volume, a favorable product mix and increased in-country sourcing by Tupperware Indonesia, partially offset by higher obsolescence costs and higher resin costs. We note similar disclosure in your

segment discussion, for example in your discussion of Tupperware North America where you state that the increase in segment profit was due to higher sales, more efficient promotional and marketing spending and lower bad debt expense, partially offset by lower gross margins reflecting promotional pricing decisions and a lower margin on business-to-business sales. In future filings, please quantify the effects of the various factors you have identified that contributed to increases or decreases in various line items, to the extent practicable. Further, please discuss whether you believe these factors are the result of a trend and, if so, whether you expect it to continue and how it may impact revenues, income from continuing operations, your planned acquisitions, your available liquidity, or any other factors. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Sales, page 16

2. Your analysis of changes between periods is sometimes focused primarily on fluctuations in local currency amounts. For example, on pages 16, 22 to 24 and 26 to 28, you only discuss changes between periods in local currency sales and not U.S. GAAP sales. While it may be helpful for investors to understand the impact of changes between periods in sales expressed in local currency, your current presentation could attach undue prominence to local currency sales (a non-GAAP measure) over U.S. GAAP sales. Please show us how you will revise your future filings accordingly. Refer to Item 10 (e)(1) of Regulation S-K.

Operating Expenses, page 17

3. You indicate on page 18 that you expect to generate up to $58.1 million in additional proceeds from the sale of land for development in Orlando, Florida. Please tell us the following as of December 25, 2010 and October 1, 2011:
   - The carrying value of this land you plan to sell;
   - How you classified this land in your consolidated balance sheet; and
   - The specific process you undertake to evaluate this land for impairment as of each reporting period.

Liquidity and Capital Resources, page 29

4. Please show us how you will revise your future filings to quantify the amount of cash and short term investments held by foreign subsidiaries as of each period presented. Please also disclose, if true, that you would need to accrue and pay taxes if repatriated and that you do not intend to repatriate these funds. Please further disclose the nature and extent of any restrictions on your ability to transfer these funds to the United States.

List of Exhibits, page 95

5. We note that you incorporate the Credit Agreement, Exhibit 10.4 by reference to your Form 8-K filed on October 2, 2007. However, it does not appear that you filed all the exhibits and schedules to the Credit Agreement when you initially filed it, and it appears that the Credit Agreement is not executed. In your next Exchange Act filing, please file an executed copy of the full Credit Agreement, including all exhibits and schedules. See Rule 601(b)(10) of Regulation S-K.

Form 8-K filed November 1, 2011

Exhibit 99.1

Financial Statements

Note 16. Segment Information

6. You changed your segment presentation in the first quarter of 2011 and have revised your segment footnote for each of the three years ended December 31, 2010 in this Form 8-K. This Form 8-K is also being incorporated into a Form S-4 initially filed on November 1, 2011. Please amend your Form 8-K to also include revised MD&A and business sections to accompany the change in your segment presentation.

Note 19. Guarantor Information

7. As required by Rule 3-10(i)(8)(i) of Regulation S-X, please disclose, if true, in future filings, including any amendments, that Dart Industries Inc. is 100% owned by Tupperware Brands Corporation. Note that the definitions of 100% owned and wholly-owned differ. Please also disclose any significant restrictions on the ability of the parent company or subsidiary guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at (202) 551-3442 or Craig Slivka, Special Counsel, at (202) 551-3729 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief